Jon E. Gavenman +1 650 843 5055 jgavenman@cooley.com	VIA EDGAR AND COURIER

April 29, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C., 20549

Attn:	Joshua Shainess
Celeste M. Murphy
Kathryn Jacobson
Lisa Etheredge

Re:	Sonim Technologies, Inc.
Registration Statement on Form S-1
Filed April 15, 2019
File No. 333-230887

Ladies and Gentlemen:

On behalf of Sonim Technologies, Inc. (the “Company”), we are providing this response letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated April 24, 2019 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1, as filed on April 15, 2019 (the “Registration Statement”).

The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which reflects changes made in response to the Comments contained in the Comment Letter and certain other changes. We are also sending the Staff a copy of this response letter, along with copies of the Amended Registration Statement marked to show all changes made to the Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the Comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Registration Statement.

Registration Statement on Form

S-1 Cover Page

1.	Disclose the number of shares of your common stock being offered by the selling stockholders on the prospectus cover page.

The Company respectfully advises the Staff that it has disclosed the number of shares of its common stock being offered by the selling stockholder on the prospectus cover page.

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April 29, 2019

Page Two

Critical Accounting Policies and

Estimates Stock-Based Compensation,

2.	We note your correspondence dated April 23, 2019. We are evaluating this supplemental response to comment fifteen from our letter dated March 12, 2019 and may have further comments.

The Company respectfully acknowledges the Staff’s comment.

Principal and Selling Stockholders, page 100

3.

Add a column to your Principal and Selling Stockholder Table to reflect the number of shares of common stock being offered by each selling stockholder. Also clarify whether the selling stockholders will only sell shares to the extent the underwriters exercise their option to purchase additional shares in the offering.

The Company respectfully advises the Staff that it has revised the disclosure on page 105 of the Amended Registration Statement.

Underwriting, page 114

4.	Clarify whether the restrictions in the 180-day lock-up agreement apply to the sale of shares to the underwriters in the offering.

The Company respectfully advises the Staff that is has revised the disclosure on page 113 and 120 of the Amended Registration Statement.

Note 1 - The Company and its Significant Accounting Policies

Revenue Recognition, page F-9

5.

We note your response to comment four and your revised disclosures. It appears that you account for design and configuration activities associated with your technical approval process for new and existing products as research and development costs. If true, please tell us how you considered ASC 730-10-55-2(e) in making that determination. Otherwise, please revise to clarify where you present these costs within your statement of operations and disclose your basis for that classification.

The Company respectfully advises the Staff that it has revised the disclosures on pages F-9, under the subheading “Revenue Recognition,” and F-11, under the subheading “Research and Development,” of the Amended Registration Statement to clarify the nature of the Company’s costs associated with its technical approval process and the related accounting. As noted in the

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

April 29, 2019

Page Three

risk factor on pages 17 and 18 of the Amended Registration Statement, the Company is required to undergo a lengthy design, configuration and certification process for each wireless carrier customer. The Company discloses in its risk factor that “[e]ach wireless carrier requires each of our devices to complete a thorough technical acceptance process before it can be stocked and sold. Such acceptance processes impose rigorous and complex requirements on our devices, which result in a lengthy testing and certification process, during which we incur substantial operating expenses related to the wireless carrier’s technical acceptance of our devices.” Given the nature of the technical approval activities as described, the Company respectfully notes that it believes that the costs associated with the technical approval process fall under ASC 730-10-55-1(i), as these costs are incurred in connection with engineering activities required to advance the design of the Company’s products to meet the functional requirements of each wireless carrier customer to prepare such products for manufacture, and ultimately, for sale to each wireless carrier customer.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (650) 843-5055 with any questions regarding the Company’s responses to the Staff’s Comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Jon Gavenman
Jon E. Gavenman

cc:	Robert Plaschke, Sonim Technologies, Inc.
James Walker, Sonim Technologies, Inc.
Michael Tenta, Cooley LLP
Marina Remennik, Cooley LLP
Richard Kline, Goodwin Procter LLP
Heidi Mayon, Goodwin Procter LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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